Contact

www.linkedin.com/in/
marcdedonder (LinkedIn)
www.mygaytrip.com (Company)

Top Skills

Journalism

Radio

Social Media

Languages

English (Full Professional)

German (Limited Working)

French (Native or Bilingual)

Marc Dedonder

Co-Founder @ misterb&b – Travel & Social Networking | Partnership Development | Exclusive LGBT Community Accommodations

Paris, Île-de-France, France

Summary

Marc Dedonder is an ROI focused content and digital/social media marketing strategy maker for Mister B&B - a premier travel and social networking website that provides rented lodging primarily to individuals in the LGBT community. Equipped with 16+ years of experience, Marc excels in all facets of leadership and management, driving year-over-year growth through digital marketing and business strategies. Marc handles all marketing content initiatives, both internal and external, across multiple platforms and formats to drive sales, engagement, retention, leads and positive customer behavior. He has managed content and channel optimization, brand consistency, segmentation & localization, analytics and meaningful measurement for misterb&b.

As the Head of Content and Community, Marc is accountable for all content marketing initiatives to drive target market engagement that deliver sales and customer retention. Misterbandb.com facilitates easy travel for the gay community, and allows them to rent rooms or entire apartments within the global gay community, safely and affordably. With a community of 100,000 hosts in 135 countries, misterb&b is the largest gay hotelier in the world. Marc readily interacts and onboards new hosts, and helps gay men to earn money from their spare space, and further offer them unique services and products to affordably travel the world feeling welcome anywhere they go.

Marc is an entrepreneurially-spirited professional with a passion for SEO, organic growth, PPC and target audience engagement utilizing Google AdWords, blog content, and content development. He has a strong editorial mindset that seeks to understand what audiences consume and how to create it. Through results-driven strategies, he offers unique value propositions to new hosts and brings them together to share success. misterb&b was recognized by CNN as

'The Gay Travel Revolution', and earned its article space in Forbes, the Huffington Post, USA Today, Queerty and OGLOBO.

Experience

misterb&b
Head of Content & Community
2014 - Present (11 years)
Paris Area, France

DIGITAL AND ONLINE MARKETING | CONTENT MARKETING INITIATIVES | SOCIAL MEDIA MARKETING

♦ Co-founded largest travel & social networking website, providing rented lodging to individuals in the LGBT community, and lead content marketing & community engagement initiatives

♦ Engage investors for venture capital funding, and collaborate with the host community to position Mister B&B in 135 countries earning recognition as the largest gay hotelier in the world

♦ Ensure all content is on-brand, consistent in terms of style, quality and tone of voice, and optimized for search and user experience for all channels of content including online, social media, email, mobile, video, print and in-person

♦ Spearhead efforts to track progress against SEO goals, and analyze and recommend changes to existing strategies

♦ Develop unique and original stories, articles and integrated connections to social networking opportunities

♦ Demonstrate project and digital marketing leadership, while targeting audience, maximizing web presence and gaining a competitive edge through communications and marketing strategies

♦ Ensure consistency of communication strategy - Elevated online presence of the organization through website revamping and customizing e-shots for direct mail campaigns

♦ Establish effective presence across multiple channels and engage with audiences at trade shows, exhibitions, conferences & seminars

♦ Formulate a business culture driven to support premium products & services with continuous improvement and a collaborative work environment while developing relationships across the industry

♦ Contribute and support ongoing campaigns via managing relationships with agencies, ensuring clear briefs and delivery on deadlines

♦ Guide teams on marketing analytics and decision making strategies; identified SEO ownership across the organization, and integrated scalable SEO processes

♦ Display expertise in Google Analytics and related Digital Marketing Tools

myGayTrip.com
Editorial Manager & Co-founder
November 2009 - Present (15 years 7 months)
Paris Area, France

♦ Orchestrated successful launch of the new travel and stay business for a unique community - Operated as the largest gay trip advisor in Europe, securing profits during the launch phase (within 2 years)

♦ Successfully launched the No. #1 European gay lifestyle website with 200,000 monthly unique visitors and 100,000 fans on Facebook; led a team of six to manage all ecommerce operations for the website

♦ Administered the company's strategy related to website marketing and related writing and editing; remained fully in charge of content production, including development, editing, management, quality control and implementation

♦ Supervised and oversaw the editorial production, from idea generation to web publication; authored articles, press releases, blog posts, social media updates, newsletters, etc.

Virgin Radio France (Lagardère Active)
Managing Director | Editor-in-Chief
August 2000 - November 2008 (8 years 4 months)
Paris Area, France

♦ Earned fast-track promotions and increased responsibilities based on performance from Deputy-to-the-editor to the chief-to-the-editor-in-Chief and to the Managing Director of the entire operation

♦ Led 10 direct reports as well as an additional staff of 100 on a global level; grew the station via an audience driven initiative and generated year-over-year growth, gained an increase of 1 million listeners within 2 years

♦ Maintained full oversight for journalism, marketing initiatives and handling staff operations in Paris for 40 personnel

♦ Cultivated strategies, business plans, policies, risk appetite framework, budgets/KPIs/targets and marketing plans/programs which are aligned with organizational goals

♦ Held accountable to select a go-to-market-strategy to connect the business strategy to valued clientele, and establish a revenue process, while managing implementation on all existing and potential revenue streams

♦ Served as a proactive liaison to various internal and external constituencies to advance the station's news programming; developed story ideas, tracked issues and events, scheduled stories for radio, and scheduled time for interviewing, writing and editing

♦ Responsible for journalism across radio platform, overseeing the commissioning, editing and production of content

Education

Ecole supérieure de journalisme de Lille
Master of Arts (MA) · (1993 - 1995)

Université Denis Diderot (Paris VII)
Bachelor of Languages, German & English · (1990 - 1993)